 Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D (including amendments thereto) on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share, of Qomolangma Acquisition Corp., a Delaware corporation, is being filed, on behalf of each of the persons and entities named below, and that this joint filing agreement is included as an exhibit to this Schedule 13D. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  March 3, 2023

Qomolangma Investments LLC

By:	/s/ Guojian Zhang
Name:	Guojian Zhang
Title:	Manager

/s/ Guojian Zhang
Guojian Zhang